SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

First Guaranty Bancshares, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

32043P106

(CUSIP Number)

Marshall T. Reynolds

2450-90 First Avenue

Huntington, West Virginia 25704

(304) 528-2791

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          32043P106

1	NAME OF REPORTING PERSONS Marshall T. Reynolds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,020,603
	8	SHARED VOTING POWER 13,632.15
	9	SOLE DISPOSITIVE POWER 2,020,603
	10	SHARED DISPOSITIVE POWER 13,632.15
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,235.15
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.31%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Purple Cap, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 693
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 693
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.006%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS M.T. Reynolds Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Champion Leasing Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,655
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS The Harrah & Reynolds Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note

This Amendment No. 1 amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 (the “Original Statement”) by Marshall T. Reynolds with respect to the common stock, $1.00 par value per share (the “Common Stock”), of First Guaranty Bancshares, Inc., a Louisiana corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Original Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

This Amendment No. 1 is being filed to reflect the purchase of Common Stock by Marshall T. Reynolds directly from the Issuer in a private placement completed on December 19, 2023 (the “Private Placement”) as well as changes in the percentage of outstanding shares of the Common Stock which did not collectively result in a material change with respect to the reporting person’s ownership of Issuer Common Stock..

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $1.00 par value per share (the “Common Stock”), of First Guaranty Bancshares, Inc., a Louisiana corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 East Thomas Street, Hammond, Louisiana 70401.

The Issuer had 12,475,424 shares of Common Stock outstanding as of December 31, 2023. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

(a), (f)         This Schedule 13D is being filed by or on behalf of (i) Marshall T. Reynolds, an individual resident of the state of West Virginia (ii) Purple Cap, LLC, a West Virginia limited liability company of which Mr. Reynolds is a member (“Purple Cap”); (iii) M.T. Reynolds Investment Trust, trust of which Mr. Reynolds is an administrator (“Trust”); (iv) Champion Leasing Corp., a West Virginia corporation of which Mr. Reynolds is the Chairman (“Champion”); and (v) The Harrah & Reynolds Corp., a West Virginia corporation of which Mr. Reynolds is President and General Manager (“Harrah”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)         The business address of Marshall T. Reynolds is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of Purple Cap is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of the Trust is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of Champion is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of Harrah is 2450-90 First Avenue, Huntington, West Virginia 25704.

(c)         Mr. Reynolds’s principal occupation is the owner and operator of commercial printing and office supply companies, a business leader and an entrepreneur. The principal business of Purple Cap is managing investments including but not limited to Issuer securities. The principal business of the Trust is estate planning for Mr. Reynolds. The principal business of Champion is leasing automobiles and various printing and printing related equipment to the commercial printing and office supply company, Champion Industries, Inc., a West Virginia corporation of which Mr. Reynolds is chairman. The principal business of Harrah is a holding company for real estate and various industrial businesses, including rolling mill machinery, pumps and pumping equipment, and industrial equipment services.

(d), (e)         During the last five years, no Reporting Person, nor to Mr. Reynold’s knowledge any general partner or person acting in such capacity of each Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The majority of the shares owned by each Reporting Person was owned prior to the Issuer becoming a reporting company and the remainder were purchased on the open market or the result of a dividend reinvestment program open to all shareholders.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them on the open-market or in privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Reynolds currently serves as Chairman of the Board of the Issuer. None of the Reporting Persons has any present plan or proposal that would result in any actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Reynolds in his capacity as a Director of the Issuer or by such Board with the participation of Mr. Reynolds as a Director. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b)          Mr. Reynolds may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 2,092,013 shares of Common Stock, or 16.77% of the outstanding shares of Common Stock. Purple Cap may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 693 shares of Common Stock, or 0.006% of the outstanding shares of Common Stock. Trust may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 49,806 shares of Common Stock, or 0.40% of the outstanding shares of Common Stock. Champion may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 6,655 shares of Common Stock, or 0.05% of the outstanding shares of Common Stock. Harrah may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 624 shares of Common Stock, or 0.006% of the outstanding shares of Common Stock.

(c)         Except as otherwise set forth in Item 3 above or as reported on a Statement of Change of Beneficial Ownership on Form 4, no Reporting Person has effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d)         No person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Statement except for the owners listed herein.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit No.         Description

99.1                           Joint Filing Agreement*

*         Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

By:	/s/ Marshall T. Reynolds
Marshall T. Reynolds

Purple Cap, LLC

By:	/s/ Marshall T. Reynolds
Name: Marshall T. Reynolds
Title: Member

M.T. Reynolds Investment Trust

By:	/s/ Marshall T. Reynolds
Name: Marshall T. Reynolds
Title: Administrator

Champion Leasing Corp.

By:	/s/ Marshall T. Reynolds
Name: Marshall T. Reynolds
Title: Chairman

The Harrah & Reynolds Corp.

By:	/s/ Marshall T. Reynolds
Name: Marshall T. Reynolds
Title: President and General Manager